August 25, 2009

VIA EDGAR
Division of Corporate Finance
United States Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, D.C. 20549-3561
Attn: Lyn Shenk, Branch Chief/ Doug Jones

Re:	Universal Travel Group (the “Company”)
File Number: 000-51516
Form 10-K for the Year Ended December 31, 2008
Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 31, 2009

Dear Ms. Shenk and Mr. Jones:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated August 11, 2009, addressed to Mr. Jing Xie, the Company’s Chief Financial Officer, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 and Amendment No. 1 to Form 10-Q for the Quarterly Period Ended March 31, 2009.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended its Annual Report accordingly. Where applicable, the revised pages or sections of the Annual Report on Form 10-K/A have been referenced.

Form 10-K for the Year Ended December 31, 2008

Management's Discussion and Analysis
Critical Accounting Policies and Estimates

1.
Refer to your response to prior comment number 13. We did not identify the disclosure in regard to significant assumptions, judgments and estimates associated with your sources of revenue in Schedule 9 as indicated in the response. Please advise.

Response:

We describe our revenue recognition policies in our consolidated financial statements. We apply Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements” and emerging Issues task Force 99-19 “Reporting Revenues Gross as a Principal versus Net as an Agent” to our policies for revenue recognition and presentation of statement of operations. The factors we have considered include whether we are able to achieve the pre-determined specific performance targets by travel suppliers for recognition of the incentive commissions in addition to the fixed-rate and our risk of loss due to obligations for cancelled hotel and airline ticket reservations. As we operate primarily as an agent to the travel suppliers and our risk of loss due to obligations for cancelled hotel and airline ticket reservations is minimal, we recognize commissions on a net basis. Our package tour revenues, where we undertake the majority of the business risks and act as principal related to the tours provided, revenues are recognized at gross amounts received from customers after the services are rendered.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Accounts Receivable

We evaluate the collectability of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past write-off history, average percentage of receivables written off historically and the length of time the receivables are past due. We believe that we have appropriately considered the factors, as well as any other known customer liquidity issues, on the ability of our customers to pay amounts due to us. However, if demand for travel softens, due to prevailing economic conditions, the financial condition of our customers may be adversely impacted. If we believe that we will begin to experience higher than expected defaults on amounts due us, our estimates of the amounts which we will ultimately collect will be re-evaluated.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Warrants

2.
Refer to your response to prior comment number 14. It does not appear from disclosure in the Form 10-Q for the period ended March 31, 2009 that adoption of EITF 07-5 that was effective for you on January 1, 2009 in regard to the affected warrants was reflected in the financial disclosure of the effect of the adoption in accordance with paragraphs 17 and 18 of SFAS 154 as specified by the EITF, (ii) note separate presentation of the cumulative effect of the change in accounting principle represented by the adoption of the EITF to the opening balance of retained earnings for 2009 pursuant to paragraph 21 of the EITF, (iii) note presentation of a long term liability associated with the warrants as indicated in the response and (iv) any impact to your results of operations for changes in the associated liability. In regard to point (ii), the cumulative effect adjustment is the difference between amounts recognized in the statement of financial position before initial application of this Issue and amounts recognized in the statement of financial position at initial application of this Issue. In connection with this, we note disclosure in the Form 10-K that you had previously attributed $45,887 to the affected warrants as additional paid in capital. Please explain to us in detail your reporting and presentation of the adoption of EITF 07-5 effective January 1, 2009, in particular, in regard to the effect on the Form 10-Q for the period ended March 31, 2009. Provide us with the journal entries recorded in regard to the adoption and subsequent accounting for the change in the associated liability.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:

Had the effect of the adoption EITF 07-05 been included in the March 31, 2009 10Q  the Company would have recorded the following entries:
a)	Cumulative effect
1/1/2009

Retained Earnings     $1,120,147
Derivative Liability   (1,120,147)
b)	Effect as of 3/3/1/2009

Derivative liability   $255,437
Unrealized Income   (255,437)

Upon reviewing the effects of the adoption of EITF No. 07-05, the Company evaluated the Investor Warrants and determined that the Investor Warrants did not qualify for a scope exception under SFAS No. 133 as they were determined to not be indexed to the Company’s stock as prescribed by EITF No. 07-05.

However, on August 10, 2009, the Company entered into an Agreement to Amend Warrants with the Investors to amend the warrants sold to the Investors on August 28, 2008.  Section 7d of the warrants is amended to (i) limit the instances in which a dilutive issuance will cause an adjustment to the exercise price of the Investor warrants and (ii) eliminate the provision that correspondingly increased the number of shares underlying the Investor warrants in the event of a dilutive issuance that causes an adjustment to the exercise price. As part consideration of the Investors’ agreement to amend the warrants, the Company agreed to grant the Investors a cashless exercise feature to their warrants. As a result of these amendments, the Investor Warrants now qualify for the scope exception under SFAS No. 133 and, accordingly, as of March 31, 2009, are classified into the Stockholders Equity section of the Company’s balance sheet.

In light of the recent events, the Company does not believe that disclosure in the Form 10-Q for the period ended March 31, 2009 that adoption of EITF 07-5 that was effective would be appropriate.

Notes to the Consolidated Financial Statements, Page F-6

3.
Refer to your response to prior comment number 16. We did not identify the amended disclosure referred to in the response. Please provide us with a copy of your intended revised disclosure responsive to paragraphs 40.a and c of SFAS 128. In particular, your disclosure should (1) reconcile the diluted average number of shares outstanding for 2008 and 2007 consistent with amounts presented in the statements of income and (2) clarify the effect of warrants on the average number of shares outstanding. If warrants are considered to be anti-dilutive, as indicated at December 31, 2008 and 2007 in the "Net Income Per Share" section of Schedule 15 to the response, please explain why.

Response:

Please see below:

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www.srff.com

Net Income Per Share

Basic net income per share is computed on the basis of the weighted average number of common shares outstanding during the period. Diluted net income per share is computed on the basis of the weighted average number of common shares and common share equivalents outstanding. Dilutive securities having an anti-dilutive effect on diluted net income per share are excluded from the calculation. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. At December 31, 2008 and 2007 all outstanding warrants were anti-dilutive.

The following table sets forth the computation of basic and diluted earnings per share of common stock:

	The year ended December 31,
	2008	2007

Basic net income per share:
Numerator:
Net income used in computing basic net income per share	$14,532,177	$8,695,894
Net income applicable to common shareholders	$14,532,177	$8,695,894

Denominator:
Weighted average common shares outstanding	38,562,155	33,629,518
Basic net income per share	$0.38	$0.26

Diluted net income per share:
Numerator:
Net income used in computing diluted net income per share	$14,532,177	$8,695,894
Net income applicable to common shareholders	$14,532,177	$8,695,894

Denominator:
Weighted average common shares outstanding	38,562,155	33,629,518
Weighted average effect of dilutive securities:
Stock warrants	-	-
Shares used in computing diluted net income per share	38,562,155	38,562,155
Diluted net income per share	$0.38	$0.26

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Note 2- Summary of Significant Accounting Policies, page F-6
Revenue Recognition, page F-9

4.
Refer to your response to prior comment number 20. Please clarify for us and in your disclosure the amounts that are paid by the company in regard to air tickets from which are deducted air ticketing commissions earned on canceled tickets, as indicated in your response. To aid in our understanding of your accounting for the effect of cancellations and refunds on air ticketing commission revenue reported, provide us with an example of the journal entries you record when payments for cash settlements of cancellations and refunds occur. Further, explain to us why your accounting for cancellations and refunds on a cash basis rather than on accrual of a provision based on your historical experience with such reports the appropriate amount of revenue earned in a period. In connection with this, tell us the amount of commissions that have been forfeited in each of the last two fiscal years and latest year to date in the current fiscal year due to cancellations and refunds of air tickets.

Response:

The Company is on a real time system with their providers of airline tickets. When a ticket sale is made the system automatically records appropriate commission and the amount due to or from provider.  In addition, when a ticket is surrendered for refund the system records the reciprocal at that time. At any point in time the Company’s exposure to returns is limited to tickets issued where expected date of use has not yet been reached. This window between the time tickets are issued and expected date of use is, though varying, usually only day to weeks. Any accrual for expected returns would be immaterial in nature and no accrual is provided. The cash part of this process is only the settling up of who has collected payments on behalf of the other.   Historically the Company has experienced returns and or cancellation, which amount to less then 1% of revenues recorded. Based upon these reasons the Company believes that these amounts are immaterial in nature and according have provided no allowance in this area.

5.
Refer to your response to prior comment number 21. Please clarify what you consider to be the "gross revenue" that is recognized in regard to packaged tours. Also, please provide us with a thorough analysis of why your reporting of revenues for packaged tours on a gross basis is appropriate pursuant to EITF 99-19. We note your disclosure that you do not have inventory risk in regard to packaged tours because you only purchase the various components comprising a packaged tour when an order or request for such a tour is made and paid for by a customer. In this regard, we note that such risk is a strong indicator of gross reporting under the EITF. Your analysis should address how each of the indicators specified in the EITF relate to your circumstances in support of your accounting treatment. In particular, explain the basis for your conclusion in regard to the party that is the primary obligor in your circumstances. Further, Example 13 of the EITF in which a net reporting conclusion was reached appears to be similar to your circumstances. Please compare or contrast your circumstances with those in the example in support of the conclusion for your accounting treatment.

Response:

EITF 99-19 Example 13 is not applicable to our Package tour revenues. Our package tours revenues are based upon total price of all tickets, accommodations and entertainment packages sold to our consumers. We purchase the various components directly from our providers and have primary obligation for the payment to those suppliers. Pursuant to EITF 99-19 this primary obligation and risk which we have is our basis for reporting of revenues at gross.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Goodwill, page F-8

6.
Refer to your response to prior comment number 24. We did not identify the amended disclosure referred to in the response. Please provide us with a copy of your intended revised disclosure responsive to paragraph 45.c and the last paragraph of paragraph 45 of SFAS 142. The disclosure should be in the form of a roll forward schedule that reconciles the beginning and ending balances of goodwill assigned to each segment for each year presented.

Response:

Please see below:

Goodwill

Goodwill represents the excess cost of a business acquisition over the fair value of the net assets acquired.  In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (Statement 142), indefinite-life identifiable intangible assets and goodwill are not amortized. Under the provisions of Statement 142, we are required to perform an annual impairment test of our goodwill. Goodwill impairment is determined using a two-step process.  The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit, which we define as our business segments, with its net book value or carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary.  If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.  The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination.  The fair value of the reporting unit is allocated to all of the assets and liabilities of that unit including any unrecognized intangible assets as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.  See Note 8, Purchase of Subsidiary, for additional information regarding goodwill. As of December 31, 2008 there has been no impairment losses or gain or loss on disposal of Goodwill amounts.

As of  December 31, 2008 and 2007  Goodwill consists of the following:

	2008	2007
Shenzhen Speedy Dragon Enterprises Ltd.	$3,630,539	$3,630,539
Shanhai Lanbao Travel Service Co., Ltd.	3,081,799	3,081,799
Foshan International Travel Service Co., Ltd.	6,049,576	6,049,576
Xian Golden Net Travel Serve Services	764,895	764,895
	$13,526,809	$13,526,809

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Note 3— Trade Deposits and Advances. Page F-11

7.
It appears that some kiosks were in operation in 2008 based on your disclosure in the "gross profit" section of the 3 months ended 2008 compared to 2007 within Schedule 3 referring to the rollout of Tripeasy kiosks. Please represent to us whether amortization commenced in 2008 for a proportionate amount of the deposit and design fee associated with the kiosks indicated in the table contained in your response to prior comment number 25. Tell us the gross amount of deposits for which amortization commenced, when amortization commenced and the amount of amortization recorded in 2008.

Response:

As of December 31, 2008 the Company has included approximately $3.2 million of design costs in prepaid expenses and $163,000 in fixed assets, representing Kiosks placed in service. As of December 31, 2008 the Company has no recorded any amortization or depreciation of these amounts. A few kiosks were placed in service very close to year end and had generated an immaterial amount of revenues. Amorization and depreciation for these items started in quarter ending March, 31, 2009.

Schedule 1.1

8.
Please explain to us and disclose your accounting for commissions earned under the "ratchet system" in regard to hotel reservations. In particular, explain the timing of when volume adjustments are recognized and the basis for amounts recognized.

Response:

Under the “ratchet” system, our commission rate may be adjusted annually upwards when our contracts are renewed at the discretion of the hotel if the Company had met or exceeded certain targets for the number of room nights it had sold for the preceding year.  Because the Company’s commission rates are only adjusted annually and pre-determined for the year, there is no need to recognize volume adjustments during the year as there are none.

9.
In the paragraph in which you discuss the "guaranteed allotment" and "on-request" agency models under the "Hotel Reservations" section, please clarify for us and in your disclosure the relationship between prices you charge to customers and prices offered to you by hotel suppliers. You have stated that you act as an agent in hotel transactions, so it is not clear if the prices you charge to customers are independently determined by you or the same as those offered by hotel suppliers that you pass through and make available to your customers through your reservation system. If you are independently setting prices to customers different from those offered by the suppliers, please explain to us and disclose your accounting for these arrangements. Based on information you have previously provided to us, your accounting in regard to hotel reservations only addresses associated commissions that have been earned.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:

The Company does not charge customers differently from the prices provided by hotel suppliers.  The Company has no discretion on the hotel room prices or the applicable commission rates as they are dictated by the hotel suppliers.  “Guaranteed allotment and on-request agency models” both ultimately relate to the number of rooms available to the Company to sell to its customers.  Under the guaranteed allotment model, the Company enjoys faster confirmation of rooms while under the on-request model, reservations may take a longer time to be confirmed.

Schedule 1.2

10.
Please consider including disclosure that consolidated costs are not allocated to any segment, as indicated in your response to prior comment number 3. In connection with this, describe for us and disclose what consolidated costs consist of and where such are reported in the statements of income. Consider a comparative table of such costs in MD&A for each year, presented, accompanied by an analysis at the appropriate level of detail.

Response:

In Footnote 14-Segment Information.

Consolidated cost included in other category of segment reporting are comprised stock-based compensation and corporate professional services.

For year ended December 31, 2007 and 2006, the Company recorded $ 945,903 and $ 950,040 as stock-based compensation expense. The Company disclosed these two numbers in Others of Segment Information Table and Consolidated Income Statement. The Company incurred corporate professional fee with an amount of $ 257,329 for the year ended December 31, 2008 and recorded $ 207,588 as stock-based compensation expense. We disclose this number in Others of Segment Information Table and Consolidated Income Statement.

	2006	2007	2008
Stock-based Compensation	$950,040	$945,903	$207,588
Corporate Professional Service		$257,329

Total	$950,040	$945,903	$464,917

In 2006 and 2007, a former investment bank’s shareholder paid corporate professional service on behalf of the Company. The Company issued additional stocks to them in repayment of these costs.

11.
We note that cost of services for air ticketing, hotel reservations and packaged tours does not appear to include costs of labor and facilities (e.g., your call center), communications, systems and related technologies used in your operations (e.g., costs associated with your website and reservations system), and associated with payment processing (e.g., credit cards) that would appear to be direct costs incurred in generating revenue from your respective sources. Also, it appears to us that depreciation and amortization of costs associated with assets used to generate your sources of revenue are direct costs of service that do not appear to be included in your cost of services as well. Please explain to us why applicable costs identified above are not included in your cost of services.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:

The Company has historically included these selling cost in selling general and administrative. Our response to 14 details all amounts included in SG&A. Though some of these cost are of a direct nature, any reclass would only impact the gross margin not the net income.

12.
In regard to packaged tours, please provide a complete description of all costs associated with the cost of providing this service, like transportation (e.g., air fare and car rentals) and tour operator fees (if applicable) so that investors have a full understanding of the associated costs.

Response:

We propose to add the following paragraph:

The costs associated with packaged tours are: meals, transportation (airline tickets, train tickets and car rental), lodging, airport transfers, tickets to local attractions and tours.

13.	Please disclose where the cost of leasing offices occupied by each subsidiary company is reported in the statements of income.

Response:

Cost of office leases for all subsidiaries is included in selling, general and administrative expense.

Schedule 3

14.
Please include a comparative table that lists the types of SG&A costs you incur, accompanied by an analysis at the appropriate level of detail, so that investors may have a full understanding of associated costs and relative impact to your operations. Provide us with a copy of your intended revised disclosure.

Response:

Please see attached Schedule 3.

15.
We note the disclosure in the "Cost of Services" section of the 3 months ended 2008 compared to 2007 that you attribute costs of services for each segment by each subsidiary as each subsidiary is involved in a discrete segment of your overall business. To aid investors' initial comprehensive understanding of your operations, please consider including as part of the overview of your businesses indicated in schedule 1.1 disclosure that the operations of each segment are exclusive to the operations of the associated subsidiary company.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Response:

Please see below for the following disclosure that will be added to the Overview of the Company’s Business in Schedule 1.1:

We have four discrete lines of business and revenue, and each is carried out by a subsidiary of the Company : (i) air-ticketing (Shenzhen Yu Zhi Lu Aviation Service Company Limited), (ii) hotel reservations (Shenzhen Yu Zhi Lu Aviation Service Company Limited  and Shanghai Lanbao Travel Service Company Limited), (iii) packaged tours (Xi'an Golden Net Travel Serve Service Company Limited and Foshan Overseas International Travel Service Co., Ltd) and (iv) air cargo agency services (Shenzhen Speedy Dragon Enterprise Limited). Operations of each segment are exclusive to the operations of the associated subsidiary company.

16.
Your reference to "change in revenue mix" in regard to cost of services in the 3 months ended 2008 compared to 2007 is vague and uninformative, Please expound upon how the change in revenue mix in terms of the respective cost of services of your sources of revenue affected overall cost of services on a relative basis.

Response:

Please see highlighted portions in Schedule 16.

17.
In the paragraph below the table quantifying the impact acquisitions have had on your revenue and expenses in 2007 and 2008, please expound upon why the acquired businesses have lower margins than the original business and the impact of this on your segment and consolidated results going forward.

Response:

Please see highlighted portions in Schedule 16.

18.
The second paragraph below the table for the analysis of the annual cost of services indicates that business and revenue related taxes are associated with your hotel reservations business but there is no line item for these costs in the table for SLB. Please revise the table to show a separate line for each type of cost associated with each business as appropriate.

Response:

Only YZL includes business tax in its Cost of Goods Sold.  Any business taxes paid by our other segments/subsidiaries are included in the SG&A table.  Please see the Company’s response to Comment 14  herein.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Also, please see the revised disclose on the costs of services associated with the hotel reservations business in the second paragraph below the table for the analysis of the annual cost of services below:

Hotel Reservations

The cost of services for our hotel reservations segment comprises mainly commissions to our sales agents.

Schedule 15

19.
Please include in the significant accounting policies note to the financial statements your accounting policy in regard to the cost of services associated with each source of revenue. Your disclosure should indicate the nature of the, costs incurred and the timing of when the costs are recorded as expenses. Provide us with a copy of your intended disclosure.

Response:

Please see below on the proposed disclosure:

Costs of Services

Air-ticketing

Because the commission of the air-ticket is our revenue, the cost of services in our air ticking segment is very small compared to sales revenue. Cost of services for our air ticketing segment comprises mainly business revenue related taxes and is approximately 5% of revenue. We recorded business revenue related taxes as it incurs.

Hotel Reservations
The cost of services for our hotel reservations segment comprises commission paid to our sales agents for selling hotel rooms in our system. We record such costs as they incur.

Cargo Agency

Our cost of services basically comprise transportation fee paid to the carrier of the cargo and also to the delivery service company at the destination point.  Our warehousing costs are included in our costs of services.  However good stored in other warehouses are covered under delivery charges and also comprises part of our costs of services. We recorded such costs as they incur.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Packaged Tours

Our cost of services in the packaged tour business relates to fees and expenses paid to tour group operator, whose costs would cover the costs of accommodation and admission prices to points of interests etc. We recorded such costs as they incur

On behalf of the Company, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Benjamin A. Tan
Benjamin A. Tan, Esq.

61 Broadway    New York, New York 10006  212-930-9700  212-930-9725 Fax
www.srff.com

Schedule 3	2008	2007

Business related tax	$695,223	$297,478
Salary	952,565	926,732
Advertisement	148,903	88,519
Sale promotion	162,497	-
Commissions Paid	2,412,375	916,836
Travelling	120,343	177,439
Telecommunication expense	89,737	81,577
Others	125,495	73,407
Rent	341,154	200,971
Office supplies	101,821	73,341
Depreciation	44,880	47,225
social insurance	55,817	45,172
Entertainment	24,645	41,221
Utilities	30,183	24,000
Stamp duty	75	202
Amortization	57,950	31,784
Individual tax	41	413
Management fee	56,888
Bad debt expenses	120,369	42,906
Transportation	21,782	50,064
Repair and maintenance	18,676	9,913
Maintainance fee	9,459	15,941
PC accessories	86,567	35,956
Staff welfare	53,155	51,324
Motor vehicle expenses	43,045	20,606
Building maintaintenance fee	2,353	32,499
BSP fee	11,278
Refund fee	12
consumable good	42,746	11,038
DIK Dike and dams protection	16,407
Bonus	30,836
Maintaintenace fee	523
Professional fee	250,751	4,375
Meeting fee	-	(75,746)
Package fee	-	4,333

	$6,128,553	$3,229,526

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www.srff.com

Schedule 16

RESULTS OF OPERATIONS

THREE MONTHS ENDED DECEMBER 31, 2008 AND 2007

The following table presents certain consolidated statement of operations information derived from the consolidated statements of income for the three months ended December 31, 2008 and 2007.

Quarterly Revenue Analysis:	Three months ended December 31, 2008	Three months ended December 31, 2007	Increase / (Decrease)	Percentage
Revenue	$29,434,725	$17,495,408	11,939,317	68.2%
Cost of services	(19,090,311)	(12,099,577)	(6,990,734)	57.8%
Gross Profit	10,344,414	5,395,831	4,948,583	91.7%
Selling, General and Administration	(2,103,832)	(1,007,119)	(1,096,713)	108.9%
Stock based compensation	(51,786)	(312,543)	260,757	-83.4%
Income from operations	8,188,796	4,076,169	4,112,627	100.9%
Other income	(1,461)	25,105	(26,566)	-105.8%
Interest income	17,535	(14,490)	32,025	-221.0%
Interest expenses	(27,638)	(38,123)	10,485	-27.5%
Provision for income taxes	(1,850,938)	(724,763)	(1,126,175)	155.4%
Net income	$6,326,293	$3,323,898	3,002,395	90.3%

For the three months ended December 31, 2008:

Revenue Segment Analysis:	Air-tickets (YZL)	Percentage of sector (%)	Cargo (SSD)	Percentage of Revenue (%)	Hotel (SLB)	Percentage of sector (%)	Tours (XGN & FOI)	Percentage of sector (%)	Total
Revenue	5,082,405	17.27%	2,417,551	8.21%	3,775,754	12.83%	18,159,015	61.69%	29,434,725
Cost of Services	252,502	1.32%	2,087,509	10.93%	1,005,907	5.27%	15,744,393	82.47%	19,090,311
Gross Profit	4,829,904	46.69%	330,042	3.19%	2,769,847	26.78%	2,414,621	23.34%	10,344,414
Gross Margin	95.03%	-	13.65%	-	73.36%	-	13.30%	-	35.14%
Segment effect in Gross Margin	16.41%	+	1.12%	+	9.41%	+	8.20%	=	35.14%

Subsidiary	YZL	-	SSD	-	SLB	-	XGN&FOI	-	-

Income from Operation	3,555,384	41.56%	161,379	1.89%	2,496,656	29.18%	2,341,938	27.37%	8,555,357

Depreciation& Amortisation	4,598	34.07%	2,605	19.30%	1,243	9.21%	5,051	37.42%	13,497

Asset Expenditure	164,694	100.00%	-	-	-	-	-	-	164,694
Total Asset	24,303,306	54.10%	3,074,033	6.84%	7,402,560	16.48%	10,143,194	22.58%	44,923,093

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For the three months ended December 31, 2007:

Revenue Segment Analysis:	Air-tickets (YZL)	Percentage of sector (%)	Cargo (YZL & SSD)	Percentage of sector (%)	Hotel (SLB)	Percentage of sector (%)	Tours (XGN & FOI)	Percentage of sector (%)	Total
Revenue	2,055,915	11.75%	5,081,455	29.04%	1,467,664	8.39%	8,890,374	50.82%	17,495,408
Cost of Services	102,141	0.84%	3,649,736	30.16%	466,834	3.86%	7,880,866	65.13%	12,099,577
Gross Profit	1,953,774	36.21%	1,431,719	26.53%	1,000,830	18.55%	1,009,508	18.71%	5,395,831
Gross Margin	95.03%	-	28.18%	-	68.19%	-	11.36%	-	30.84%
Segment effect in Gross Margin	11.17%	+	8.18%	+	5.72%	+	5.77%	=	30.84%

Subsidiary	YZL	-	SSD	-	SLB	-	XGN&FOI	-	-

Income from Operation	2,003,553	28.66%	468,473	6.70%	1,664,883	23.81%	2,854,034	40.82%	6,990,943

Depreciation& Amortisation	4,979	24.41%	2,375	11.64%	785	3.85%	12,260	60.10%	20,399

Asset Expenditure	2,066	26.13%	1,536	19.43%	-	-	4,304	54.44%	7,906
Total Asset	17,797,460	60.86%	2,297,301	7.86%	2,597,625	8.88%	6,549,077	22.40%	29,241,463

Revenue

Revenue for the three months ended December 31, 2008 was $29,434,725 compared to $17,495,408 for the same period in 2007, an increase of approximately 68.2%. This increase was primarily due to the successful integration and cross selling among our newly diversified business segments that increased the group’s competitiveness, as well as an increase in public holiday periods i.e. the Chinese National Day vacation period increased from 3 days to 7 days, easing  of foreign travel restrictions on October 29, 2008 and air cargo security restrictions, reduced air fuel surcharges and a favorable year over year comparison with respect to timing of the Lunar New Year Holiday period.

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The impact on the Company’s business by the abovementioned factors are derived from management’s good faith beliefs and experience.  The exact extent of the impact of each factor is impossible to quantify as a myriad of other factors also influence the outcome.  Also, these factors are by their nature unquantifiable.  For example, it is impossible to calculate how many more people in China would be travelling because of the Lunar New Year and what this would translate in terms of increased ticket sales or hotel room bookings.

Revenue from air-ticketing was $5,082,405 for the three months ended December 31, 2008 compared to $2,055,915 for the same period last year, an increase of approximately 147.2%. This increase is generally driven by the same factors mentioned above, but more specifically to the increased demand for air passenger transportation.

Revenue from air-ticketing comprises approximately 17.27% of total revenues for the three months ended December 31, 2008 compared to 11.75% for the same period last year. This increase is driven by the same factors mentioned above and also a result of the decreased percentage of revenues by our cargo agency business.

Revenue generated by the air cargo agency segment for the three months ended December 31, 2008 decreased 52.4% year over year to $2,417,551 from $5,081,455. This decrease is largely because of the negative effect of global economy slowdown affecting air cargo volume and demand to the operation of  SSD.

Revenue from air cargo agency comprises approximately 8.21% of total revenues for the three months ended December 31, 2008 compared to 29.04% for the same period last year, This decrease is a result of slowdown in air cargo volume and demand generally, Additionally, our other segments have achieved substantial growth in the same period.

Revenue generated by hotel reservations and bookings for the three month period ended December 31, 2008 totaled $3,775,754 versus $1,467,664, a year over increase of approximately 157.3%. This increase is generally driven by the factors mentioned above for our increase in revenue, but more specifically, due to the successful integration of the various business segments of the Company.

Revenue from hotel reservation comprises approximately 12.83%  of total revenues for the three months ended December 31, 2008 compared to 8.39% for the same period last year, This increase is driven by the same factors mentioned above that contributed to the growth of our hotel reservations business and also a result of the decreased percentage of revenues by our cargo agency business.

Revenue generated through packaged travel services for the three months ended December 31, 2008 was $18,159,0 15, compared to $8,890,374 3 for the same period 2007, an increase of approximately 104.3%. This increase is generally driven by the factors mentioned above for our increase in revenue, but more specifically due to the increase in tourism demand and successful integration of the Company’s various business segments and marketing channels.

Revenue from packaged tours comprises approximately 61.69% of total revenues for the three months ended December 31, 2008 compared to 50.82% for the same period last year.  This increase is driven by the same factors mentioned above that contributed to the growth of our packaged tour business and also a result of the decreased percentage of revenues by our cargo agency business.

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Management does not have a conscious strategy over revenue mix.  Instead, the revenue mix is the end product  of the acquisitions of  the various business segments in 2007 and the impact of market forces on these segments.

Cost of Services

Cost of services for the three months ended December 31, 2008 was $19,090,311 compared to $12,099,577 for the same period in 2007, an increase of approximately 57.8%. This increase was primarily due to the increase of general business size, and the change in revenue mix.

We attribute our costs of services for each segment by each subsidiary as each subsidiary is involved in a discrete segment of our overall business.

Cost of services in air-ticketing was $252,502 for the three months ended December 31, 2008 compared to $102,141 for the same period last year, an increase of approximately 147.2%.  This is in tandem with the increase in our air-ticketing business operated by YZL.

Cost of services in air cargo agency was $2,087,509 for the three months ended December 31, 2008 compared to $3,649,736 for the same period last year, a decrease of approximately 42.8%.  The decrease in costs of services is in tandem with the decrease in air cargo agency business operated by SSD, which area is affected by the global economy slowdown.

Cost of services in hotel reservations was $1,005,907 for the three month ended December 31, 2008 compared $466,834 for the same period last year, an increase of approximately 115.5%. This is in tandem with the increase in our hotel reservation business operated by SLB.

Cost of services in packaged travel was $15,744,393 for the three months ended December 31, 2008 compared $12,099,577 for the same period 2007, an increase of approximately 99.8%. This is in tandem with the increase in our packaged travel businesses operated by XGN and FOI.

Gross Profit

Gross profit for the three months ended December 31, 2008 was $10,344,414 compared to $5,395,831 for the three months ended December 31, 2007, an increase of approximately 91.7%. The increase in gross profit partially reflects the Company’s success in implementing its online strategy, an increase in packaged tour services as a percentage of overall revenue and to a lesser degree,  the rollout of our TRIPEASY Kiosks, which have relatively lower variable costs associated with it.

Gross profit in air-ticketing was $4,829,904 for the three months ended December 31, 2008 compared to $1,953,774 for the same period last year, an increase of approximately 147.21%.  As the cost of service is at a similar percentage of the revenue for the comparable period, this increase is similar with the increase in our air-ticketing business operated by YZL.

Gross profit in air cargo agency was $330,042 for the three months ended December 31, 2008 compared to $1,431,719 for the same period last year, a decrease of approximately 76.95%.  The decrease in costs of services is in tandem with the decrease in air cargo agency business operated by SSD, which area is affected by the global economy slowdown.

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Gross profit in hotel reservations was $2,769,847 for the three month ended December 31, 2008 compared to $1,000,830 for the same period last year, an increase of approximately 176.75%. This is in tandem with the increase in our hotel reservation business operated by SLB.

Gross profit in packaged travel was $2,414,621 for the three months ended December 31, 2008 compared to $1,009,508 for the same period 2007, an increase of approximately 139.19%. This is in tandem with the increase in our packaged travel businesses operated by XGN and FOI.

Gross margin for three months ended December 31, 2008 came in at 35.1% , a 4.30% improvement over the 30.8% the Company posted in the same period last year.

Gross margin in air-ticketing was 95.03% for the three months ended December 31, 2008 compared to 95.03% for the same period last year, the gross margin did not change as the cost of service is at a same percentage of the revenue for the comparable period;

Gross margin in air cargo agency was 13.65% for the three months ended December 31, 2008 compared to 28.18% for the same period last year, a decrease of approximately 14.53%.  The decrease in gross margin is in tandem with the decrease in air cargo agency business operated by SSD, which area is affected by the global economy slowdown.

Gross margin in hotel reservations was 73.36% for the three month ended December 31, 2008 compared to 68.19% for the same period last year, an increase of approximately 5.17%. This is in tandem with the increase in our hotel reservation business operated by SLB.

Gross profit in packaged travel was 13.30% for the three months ended December 31, 2008 compared to 11.36% for the same period 2007, an increase of approximately 1.94%. This is in tandem with the increase in our packaged travel businesses operated by XGN and FOI.

Our air-ticketing and hotel reservation have much higher gross margin than our cargo agency and packaged tour business because of different revenue recognition methods under US GAAP, according to which we book our commission as revenue in our air-ticketing and hotel reservation businesses and we book the whole transaction value as revenue in our cargo agency and packaged tour businesses.

In our Revenue Segment Table above, we disclosed the "Segment effect in Gross Margin" by multiplying  "the percentage of the segment revenue over the total revenue" with "gross margin of the related sector", which explains how each segment contributes to the improvement of total gross margin. Accordingly, gross profit for air-ticketing improved the total gross margin by  5.24%, gross profit for air cargo agency reduced the total gross margin by  7.06%,gross profit for hotel reservations improved the total gross margin by  3.69%,gross profit for packaged travel improved the total gross margin by  2.43%, which in total, improved the total gross profit by 4.30%.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for three months ended December 31, 2008 totaled $2,103,832 compared to $1,007,119 for three months ended December 31, 2007, an increase of approximately 108.9%.

Selling, general and administrative expenses reflected 7.1% of revenue versus 5.76% last year, primarily reflecting the significant increase in year over year sales volume as well as enhanced marketing and research and development expenditure geared towards increasing brand awareness and service quality.

Stock based compensation reflects standard options issuance to U.S independent directors.  The year over year decline in interest expense to $27,638 from $38,123 reflects the decrease in outstanding bank loans.

Net Income

Net income for the three months ended December 31, 2008 grew 90.3% year over year to $6,326,293 representing 21.5% of revenue, compared to $3,323,898 or 19.0% of revenue for the three months ended December 31, 2007.

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The increase in net income reflects the previously mentioned growth in our overall operating platform, continued strength within the PRC domestic tourism market and cost synergies associated with our online strategy and integration of acquired businesses.

FISCAL YEAR ENDED DECEMBER 31, 2008 AND 2007

The following table presents certain consolidated statement of operations information derived from the consolidated statements of income for the fiscal year ended December 31, 2008 and same period 2007.

For the fiscal year ended December 31, 2008:

Revenue Segment Analysis:	(YZL) Air-ticket	Percentage of sector (%)	(SSD) Cargo	Percentage of Sector (%)	(SLB) Hotel	Percentage of sector (%)	(XGN & FOI) Tours	Percentage of sector (%)	Other	Total
Revenue	12,333,527	16.07%	10,937,573	14.25%	8,340,519	10.87%	45,147,792	58.82%	-	76,759,411
Cost of Services	622,069	1.21%	9,347,312	18.13%	2,649,716	5.14%	38,936,894	75.52%	-	51,555,991
Gross Profit	11,711,458	46.47%	1,590,261	6.31%	5,690,803	22.58%	6,210,898	24.64%	-	25,203,420
Gross Margin	94.96%	-	14.54%	-	68.23%	-	13.76%	-	-	32.83%
Segment effect in Gross Margin	15.26%	-	2.07%	-	7.41%	-	8.09%	-	-	32.83%
Subsidiary	YZL	-	SSD	-	SLB	-	XGN&FOI	-	-	-
Income from Operation	7,839,219	41.50%	950,170	5.00%	5,032,193	26.70%	5,510,614	29.20%	-464,917	18,867,279
Depreciation& Amortisation	43,391	60.20%	10,381	14.40%	4,405	6.10%	13,941	19.30%	-	72,118
Asset Expenditure	184,415	95.80%	-	-	-	-	8,021	4.20%	-	192,436
Total Asset	24,303,306	49.20%	3,075,033	6.20%	7,402,560	15.00%	10,143,194	20.50%	4,502,586	49,426,680

For the fiscal year ended December 31, 2007:

Revenue Segment Analysis:	(YZL) Air-ticket	Percentage of sector (%)	(YZL) Cargo	(SSD) Cargo	Percentage of Sector (%)	(SLB) Hotel	Percentage of sector (%)	(XGN & FOI) Tours	Percentage of sector (%)	Other	Total
Revenue	7,811,823	17.64%	8,948,216	11,739,272	46.70%	2,383,129	5.38%	13,412,412	30.28%	-	44,294,853
Cost of Services	453,086	1.53%	7,121,473	9,631,553	56.75%	764,774	2.59%	11,548,125	39.12%	-	29,519,012
Gross Profit	7,358,737	49.80%	1,826,743	2,107,719	14.26%	1,618,355	10.95%	1,864,286	12.62%	-	14,775,841
Gross Margin	94.20%	-	19.02%		-	67.91%	-	13.90%	-	-	33.36%
Segment effect in Gross Margin	16.61%	-	8.88%		-	3.65%	-	4.21%	-	-	33.36%
Subsidiary	YZL	-	SSD		-	SLB	-	XGN&FOI	-	-	-
Income from Operation	7,170,695	67.65%	1,396,464		13.17%	1,396,557	13.17%	1,582,598	14.93%	-945,903	10,600,411
Depreciation & Amortisation	65,161	73.44%	6,718		7.57%	4,363	4.92%	12,490	14.08%	-	88,732
Asset Expenditure	26,376	45.53%	24,737		42.70%	2,513	4.34%	4,304	7.43%	-	57,930
Total Asset	17,797,460	59.47%	2,297,301		7.68%	2,597,624	8.68%	6,549,077	21.89%	683,436	29,924,898

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Revenue

Revenue for fiscal year 2008 totaled $76,759,411 compared to $44,294,853 in the same period last year, reflecting a year over year increase of approximately73.3%. The increase was attributable to both organic growth, as well as our expansion into, successful integration and cross selling of the Company’s newly diversified business segments related to packaged tours and hotel booking services through the acquisitions of Xi’an Golden Net Travel Service Company Limited, Shanghai Lanbao Travel Service Company Limited and Foshan Overseas International Travel Service Co., Ltd.

More specifically, revenue from air-ticketing was $12,333,527 for fiscal year 2008 compared to $7,811,823 for the fiscal year 2007, an increase of approximately 57.9%. This increase is driven by the organic growth of YZL, and the increase in  air passenger transportation.  It is also a result of successful integration of the Company’s acquisitions of various complementary business segments, the synergies among these segments and the consolidation of marketing channels among the subsidiaries in major domestic cities.

Revenue from air-ticketing composes approximately 16.07% of total revenues for fiscal year ended December 31, 2008 compared to 17.64% for the same period last year, Despite the rapid organic growth of our air-ticketing business, the Company's revenue is growing at an even faster rate due to the acquisitions of Xi’an Golden Net Travel Service Company Limited, Shanghai Lanbao Travel Service Company Limited and Foshan Overseas International Travel Service Co., Ltd.

Revenue from air cargo agency was $10,937,573 for the fiscal year 2008 compared to $20,687,488 for the fiscal year 2007, a decrease of approximately 47.1%. This decrease is due to the decrease air cargo demand of SSD as a result of global economy slowdown, that affects mostly on manufacturing industry in China.

Revenue from air cargo agency comprises approximately 14.25% of total revenues for fiscal year ended December 31, 2008 compared to 46.70% for the same period last year, This decrease is a result of slowdown in air cargo volume and demand generally, Additionally, our other segments have achieved substantial growth in the same period.

Revenue from hotel reservations was $8,340,519 for the fiscal year 2008 compared to $2,383,129 for the fiscal year 2007, an increase of approximately 250.0%. This increase is a result of the Company’s acquisition of SLB during the first half of 2008 and its own organic growth for the second half of 2008 as the acquisition only consolidated SLB's financial results for the second half result of 2007.  Our organic growth was driven by the successful integration and the synergies among our various business segments and also the consolidation of marketing channels among the subsidiaries in major domestic cities.

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Revenue from hotel reservation comprises approximately 10.87% of total revenues for fiscal year ended December 31, 2008 compared to 5.38% for the same period last year, This increase is driven by the same factors mentioned above that contributed to the growth of our hotel reservations business and also a result of the decreased percentage of revenues by our cargo agency business.

Revenue from packaged travel was $45,147,792 for the fiscal year 2008 compared to $13,412,412 for the fiscal year 2007, an increase of approximately 236.6%. This increase is a contributed by the acquisition of Xian Golden Net Travel Serve Service Co., Ltd("XGN") for the first half of 2008 and the organic growth for the second half of 2008 as the acquisition only consolidated XGN's second half year result for 2007; and the acquisition of Foshan Oversea International Travel Service Co., Ltd("FOI") for the first three quarters of 2008 and the organic growth for the fourth quarter of 2008 as the acquisition only consolidated FOI's first three quarters  result for 2007. The growth in these two subsidiaries were driven by the successful integration, the synergies among segments and also the consolidation of marketing channels among the subsidiaries in major domestic cities.

Revenue from packaged tours comprises approximately 58.82% of total revenues for fiscal year ended December 31, 2008 compared to 30.28% for the same period last year, This increase is driven by the same factors mentioned above that contributed to the growth of our packaged tour business and also a result of the decreased percentage of revenues by our cargo agency business.

Management does not have a conscious strategy over revenue mix.  Instead, the revenue mix is the end product  of the acquisitions of  the various business segments in 2007 and the impact of market forces on these segments.

Please see the table below quantifying the impact acquisitions have had on our various revenue and expenses in 2007 and 2008.

	GAAP	GAAP	Periods Not Included in 2007			Adjusted
	2008	2007	XGN	SLB	FOI	2007
Sales	76,759,411	44,294,853	4,292,574	2,024,296	16,433,062	67,044,785
Cost of Services	51,555,991	29,519,012	3,818,546	699,660	14,086,607	48,123,825
Gross Profit	25,203,420	14,775,841	474,028	1,324,636	2,346,455	18,920,960
Selling, General and Administrative	6,128,553	4,175,429	83,652	195,862	453,808	4,908,751
Operating Income	19,074,867	10,600,412	390,376	1,128,774	1,892,647	14,012,209

	GAAP Growth (2008 vs 2007)	Attributable to Acquisitions	Comparable by Organic Growth
Sales	32,464,558	22,749,932	9,714,626
Cost of Services	22,036,979	18,604,813	3,432,166
Gross Profit	10,427,579	4,145,119	6,282,460
Selling, General and Administrative	1,953,124	733,322	1,219,802
Operating Income	8,474,455	3,411,797	5,062,658

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From the table, it is noted that about 70% of our total revenue growth in 2008 is attributed to acquisitions  (XGN - 13.2%, SLB - 6.2%, FOI - 50.6%) and  the organic revenue growth is 30% of our total revenue growth in 2008. Although the acquisitions contributed about 70% to revenue growth, they only contributed about 40% to operating growth, the disparity between acquisitions' contribution to revenue and operating income is simply because the businesses the Company acquired have lower margins than the original business.

The difference of margins between the original air-ticketing business and the newly acquired businesses is mainly due to the different revenue recognition methods under US GAAP. We book our commission as revenue in our air-ticketing and hotel reservation businesses and we book the whole transaction value as revenue in our cargo agency and packaged tour businesses.

It is notable that the acquisitions made in 2007 had expanded our businesses lines and strengthened our competitiveness by creating synergies among segments.  In spite of the overall decrease in our gross and net profit margins because of the different revenue recognition methods, we believes the acquisitions are a critical contributing factor to the growth of the Company going forward.

Meanwhile, as the average price of our travel products and commission rates were fairly stable in 2008, we believe the greatest impact to our financial performance is from the growth of our business volume.

Cost of services

Cost of services for the fiscal year 2008 was $51,555,991 compared to $29,519,012 for the fiscal year 2007, an increase of approximately 74.7%. This increase was primarily due to the increase in business in our air-ticket, hotel reservation, packaged tours but was offset by a decrease in business in air cargo agency business.

Cost of services in air-ticketing was $622,069 for the fiscal year 2008 compared to $453,086 for the fiscal year 2007, an increase of approximately 37.3%. This increase is due to the growth of our ticketing business of YZL.

Cost of services in air cargo agency was $9,347,312 for the fiscal year 2008 compared to $16,753,027 for the fiscal year 2007, a decrease of approximately 44.2%. This decrease is due to the decrease in business of SSD as a result of the global economic downturn and less demand for cargo transportation.

Cost of services in hotel reservations was $2,649,716 for the fiscal year 2008 compared $764,774 for the fiscal year 2007, an increase of approximately 246.5%. This increase is a result of the acquisition and organic growth of SLB.

Cost of services in packaged  travel was $38,936,894 for the fiscal year 2008 compared $11,818,125 for the fiscal year 2007, an increase of approximately 229.5%. This increase is a result of the acquisitions and organic growth of XGN and FOI.

A detailed breakdown of  Cost of Services is set forth below:

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Analysis Of COS
YZL	2008	2007
Cost of Services	4,264	87,201
Cargo Services		6,989,680
Business tax	617,805	497,678
	622,069	7,574,559

Analysis Of COS
SSD	2008	2007
Cargo Services	9,347,312	9,631,553
	9,347,312	9,631,553

Analysis Of COS
SLB	2008	2007
Commissions Paid	2,649,716	764,774
	2,649,716	764,774

Analysis Of COS
FOI	2008	2007
Cost of Services (Package Tours)	23,942,757	4,250,872
	23,942,757	4,250,872

Analysis Of COS
XGN	2008	2007
Cost of Services (Package Tours)	14,994,137	7,297,253
	14,994,137	7,297,253

YZL has a cost of service of $6,989,680 for running air cargo agency business in 2007, which significantly affected its revenue and gross margin that year. Beginning 2008, YZL transferred all its air cargo agency business to SSD.

Cost of services for our cargo agency business include the costs of warehousing and delivery charges.  Costs of services for air tickets cover mainly business and revenue related taxes and is approximately 5% of revenue,  while costs of hotel reservations cover mainly business and revenue related taxes and is approximately 5% of revenue. We also pay commissions to our sales agents for selling hotel rooms in our system and this fee is also added into hotel's cost of services.  Finally the costs of services for packaged tours include the costs of travel (air tickets), accommodation (hotel bookings) and costs of tickets. There are no material trends or variance for such costs for the periods.

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Gross Profit

Gross profit for the fiscal year 2008 was $25,203,420 compared to $14,775,841 for the fiscal year 2007, an increase of approximately 70.6%. The increase in gross profit reflects the aforementioned integration of business lines onto our online platform and higher percentage of packaged tour revenue.

Gross profit in air-ticketing was $11,711,458 for the three months ended December 31, 2008 compared to $7,358,737 for the same period last year, an increase of approximately 59.15%.  As the cost of service is at a similar percentage of the revenue for the comparable period, this increase is similar with the increase in our air-ticketing business operated by YZL.

Gross profit in air cargo agency was $1,590,261 for the three months ended December 31, 2008 compared to $3,934,462 for the same period last year, a decrease of approximately 59.58%.  The decrease in costs of services is in tandem with the decrease in air cargo agency business operated by SSD, which area is affected by the global economy slowdown.

Gross profit in hotel reservations was $5,690,803 for the three month ended December 31, 2008 compared to $1,618,355 for the same period last year, an increase of approximately 251.64%. This is in tandem with the increase in our hotel reservation business operated by SLB.

Gross profit in packaged travel was $6,210,898 for the three months ended December 31, 2008 compared to $1,864,286 for the same period 2007, an increase of approximately 233.15%. This is in tandem with the increase in our packaged travel businesses operated by XGN and FOI.

Gross margin was 32.83% versus 33.36%, a decrease of 0.53%, the decrease of which was primarily due to the acquisition of lower margin businesses in 2007, namely our cargo agency business and packaged tour business.

Gross margin in air-ticketing was 94.96% for the three months ended December 31, 2008 compared to 94.20% for the same period last year, an increase of approximately 0.76% because the cost of service is at a similar percentage of the revenue for the comparable period in our air-ticketing business operated by YZL.
Gross margin in air cargo agency was 14.54% for the three months ended December 31, 2008 compared to  19.02%for the same period last year, a decrease of approximately 4.48%.  The decrease in gross margin is in tandem with the decrease in air cargo agency business operated by SSD, which area is affected by the global economy slowdown.
Gross margin in hotel reservations was 68.23% for the three month ended December 31, 2008 compared to 67.91% for the same period last year, an increase of approximately 0.32% because the cost of service is at a similar percentage of the revenue for the comparable period in our hotel reservation business operated by SLB.
Gross margin in packaged travel was 13.76% for the three months ended December 31, 2008 compared to 13.90% for the same period 2007, an slight decrease of approximately 0.14%. This is because of the slight increase of cost of service in our packaged travel businesses operated by XGN and FOI.
Our air-ticketing and hotel reservation have much higher gross margin than our cargo agency and packaged tour business because of different revenue recognition methods under US GAAP, according to which, we book our commission as revenue in our air-ticketing and hotel reservation businesses and we book the whole transaction value as revenue in our cargo agency and packaged tour businesses.
In our Revenue Segment Table above, we disclosed the "Segment effect in Gross Margin" by multiplying "the percentage of the segment revenue over the total revenue" with "gross margin of the related sector", which explains how each segment contributes to the improvement of total gross margin. Therefore, gross profit for air-ticketing reduced the total gross margin by  1.35%, gross profit for air cargo agency reduced the total gross margin by  6.81%, gross profit for hotel reservations improved the total gross margin by  7.41%, gross profit for packaged travel improved the total gross margin by  8.09%, which in total, decreased the total gross profit by 0.53%.

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Selling, General and Administrative Expenses

Selling, general and administrative expenses for fiscal year 2008 totaled $6,128,553 compared to $3,229,526 for fiscal year 2007, reflecting approximately 7.98% and 7.29% of total revenue, respectively.  The year over year increase in selling, general and administrative expenses is a result of acquisitions of Xi’an Golden Net Travel Service Company Limited, Shanghai Lanbao Travel Service Company Limited and Foshan Overseas International Travel Service Co., Ltd. made during 2007 and carried into 2008.

Interest expense for the year totaled $106,163 compared to $80,847 for the fiscal year 2007, an increase of approximately 31.3% as a result of a new short term bank loan that was eventually paid off in August 2008.

Net Income

Net income was $14,532,177 or 18.9% of revenue for the fiscal year 2008, compared to $8,695,894 or 19.6% of revenue for the fiscal year 2007. The absolute an increase reflects the overall  continued growth in most of our operating segments both on an organic and acquisitive basis.  The decrease as a percentage of revenue reflects the acquisitions of lower margin businesses as previously noted.

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